UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 30 September 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Dealings in securities by directors of a major
subsidiary of Sasol and the Company Secretary of Sasol
during September 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                          JSE : SOL                                         NYSE : SSL
ISIN codes:                                            ZAE000006896                                US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director                                                                          M Sieberhagen
Subsidiary                                                                     Sasol Synfuels (Pty) Limited
Date transaction effected                                           20 September 2010
Option offer date                                                         05 September 2001
Option offer price                                                        R78,70
Exercise date                                                               10 September 2001
Exercise price                                                              R82,60
Number of shares                                                        11200
Class of shares                                                             Ordinary no par value
Nature of transaction                                                  Sale of shares on-market pursuant
                                                                                        to implementation of options
Total value of purchase
transaction                                                                    R881 440,00
Selling price per share                                                 R307,00
Total value of sale
transaction                                                                    R3 438 400,00
Nature and extent of
director’s interest                                                         Direct beneficial
Clearance given in terms of
paragraph 3.66                                                              Yes

Director M Sieberhagen
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 20 September 2010
Option offer date 08 October 2001
Option offer price R79,20
Exercise date 18 October 2001
Exercise price R79,70
Number of shares 11200
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction
R887 040,00
Selling price per share R307,44
Total value of sale
transaction

R3 443 328,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

21 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                        NYSE : SSL
ISIN codes:                                             ZAE000006896                               US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:
Director M Sieberhagen
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 21 September 2010
Option offer date 08 October 2001
Option offer price R79,20
Exercise date 18 October 2001
Exercise price R79,70
Number of shares 17600
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction
R1 393 920,00
Selling price per share R307,46
Total value of sale
transaction

R5 411 296,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

22 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                        NYSE : SSL
ISIN codes:                                             ZAE000006896                               US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by the company secretary of
Sasol:
Company Secretary N L Joubert
Date transaction effected 29 September 2010
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 29 September 2010
Exercise price R312,50
Number of shares 6100
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of share options
Total value of purchase
transaction

R713 700,00
Selling price per share R313,02
Total value of sale
transaction

R1 909 422,00
Nature and extent of
company secretary’s
interest

Direct beneficial
Clearance given in terms of
paragraph 3.66                                                             Yes

Company Secretary N L Joubert
Date transaction effected 29 September 2010
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 29 September 2010
Exercise price R312,50
Number of shares 4600
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of share options
Total value of purchase
transaction

R411 700,00
Selling price per share R313,02
Total value of sale
transaction

R1 439 892,00
Nature and extent of
company secretary’s
interest

Direct beneficial
Clearance given in terms of
paragraph 3.66                                                            Yes
Company Secretary N L Joubert
Date transaction effected 29 September 2010
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 29 September 2010
Exercise price R312,50
Number of shares 5300
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of share options
Total value of purchase
transaction

R589 360,00
Selling price per share R313,02
Total value of sale
transaction

R1 659 006,00
Nature and extent of
company secretary’s
interest

Direct beneficial
Clearance given in terms of
paragraph 3.66                                                            Yes

30 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                         NYSE : SSL
ISIN codes:                                             ZAE000006896                                US8038663006
(“Sasol” or “the company”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:
Director
Subsidiary
P B de Wet
Sasol Synfuels (Pty) Limited
Date transaction effected 29 September 2010
Option offer date 17 October 2003
Option offer price R90,00
Exercise date 28 October 2003
Exercise price R89,05
Number of shares 2400
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of share
options
Total value of purchase
transaction

R216 000,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

30 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2010
By: /s/ N L Joubert
Name:    Nereus Louis Joubert
Title:     Company Secretary